EXHIBIT (11)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended
	September 30
Amounts in millions except per share amounts	2007	2006
BASIC NET EARNINGS PER SHARE
Net earnings	$3,079	$2,698
Preferred dividends, net of tax benefit	42	39

Net earnings available to common shareholders	$3,037	$2,659

Basic weighted average common shares outstanding	3,117.6	3,175.2

Basic net earnings per common share	$0.97	$0.84

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$3,079	$2,698

Basic weighted average common shares outstanding	3,117.6	3,175.2
Add potential effect of:
Conversion of preferred shares	146.2	151.5
Exercise of stock options and other Unvested Equity awards	90.4	86.6

Diluted weighted average common shares outstanding	3,354.2	3,413.3

Diluted net earnings per common share	$0.92	$0.79